UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

UBL Interactive, Inc.
(Name of Issuer)

Common Stock

(Title of Class of Securities)

90265Q103

(CUSIP Number)

December 7, 2017

(Date of Event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

_______________

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSON William R. Alessi, Jr. IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 4,175,000* (See Item 4)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 4,175,000* (See Item 4)
	8.	SHARED DISPOSITIVE POWER 0
	9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,175,000* (See Item 4)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES: ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 9.9%* (See Item 4)
12.	TYPE OF REPORTING PERSON IN

* Subject to adjustment. (See Item 4)

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ITEM 1	(a)	Name of Issuer:

UBL Interactive, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

28325 Utica Road
Roseville, MI 48066

ITEM 2	(a)	Name of Person Filing:

William R. Alessi, Jr. (“Alessi”) with respect to shares of common stock beneficially owned and held by Alessi.

	(b)	Address of Principal Business Office, or, if None, Residence:

20311 Chartwell Center Dr. Suite 1469
Cornelius, NC 28031
Citizenship: USA

	(c)	Title of Class of Securities:

Common Stock

	(d)	CUSIP Number:

90265Q103

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ITEM 3:		If this Statement if Filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

	☐	a.	Broker or dealer registered under Section 15 of the Exchange Act.
	☐	b.	Bank as defined in Section 3(a)(6) of the Exchange Act.
	☐	c.	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
	☐	d.	Investment company registered under Section 8 of the Investment Company Act.
	☐	e.	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
	☐	f.	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)
	☐	g.	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)
	☐	h.	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act
	☐	i.	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act
	☐	j.	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4:	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned: See item 9 of cover page.

	(b)	Percent of class: See item 11 of cover page.

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote:

		(ii)	Shared power to vote or to direct the vote:

		(iii)	Sole power to dispose or to direct the disposition of:

		(iv)	Shared power to dispose or to direct the disposition of:

See items 5-8 of cover page.

On or about December 7, 2017, the issuer authorized the issuance of 4,175,000 shares of its common stock to Alessi, or approximately 9.9% of the issuer’s outstanding common stock based on the number of shares of the issuer’s common stock reported as outstanding as of November 17, 2017, in the issuer’s annual report on Form 10-K/A filed with the Securities and Exchange Commission on February 27, 2018.

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ITEM 5: Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following box: ☐

ITEM 6: Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

ITEM 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

ITEM 8: Identification and Classification of Members of the Group.

Not Applicable.

ITEM 9: Notice of Dissolution of Group.

Not Applicable.

ITEM 10: Certifications.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

William R. Alessi, Jr.

Dated: March 5, 2018	By:	/s/ William R. Alessi, Jr.
	Name:	William R. Alessi, Jr.

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